

August 8, 2011

Via E-mail
Randall H. Brown
Chief Financial Officer, Executive Vice President, Treasurer and Secretary
Education Realty Trust, Inc.
530 Oak Court Drive
Suite 300
Memphis, TN 38117

> **Re:** **Education Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 9, 2011**
> **File No. 1-32417**

Dear Mr. Brown:

We have reviewed your response dated June 29, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements, page 68

2. Summary of significant accounting policies, page 68

Revenue recognition, page 73

Third-party development services revenue, page 74

1.   We note your response to prior comment 4 from our letter dated June 15, 2011. Please address the following:

    a. Please tell us how the scope exemption per ASC 810-10-15-5 applies to this transaction. Specifically, tell us how you determined that 929 N. Wolfe Street LLC ("929"), a subsidiary of a East Baltimore Development, Inc. ("EBDI") and considered a non-profit 501(c)(3) entity for tax purposes, is considered a not-for-profit entity under the accounting literature as defined in ASC 958.

    b. Please address how your use of 929 is not in a manner similar to that of a variable interest entity, considering you acknowledge that "EDR takes on substantially all of the risk during the construction period" and that "EDR is using its own capital to fund the construction." As such, please further support how such risk does not require your consolidation of the Johns Hopkins Medical Institute development project;

    c. Please tell us why you are not recognizing the different revenue streams (e.g., development fee and construction loan guarantee, among others) based on the accounting literature applicable to such transactions;

    d. Please provide to us additional analysis supporting your belief that the Johns Hopkins Medical Institute development project is most analogous to a real estate syndication. Specifically, please tell us what the aspects of a real estate syndication your project does <u>not</u> meet; and

    e. Please also tell us why you believe the repayment of the subordinated financing is the triggering event to record the development services and guarantee fee revenue as well as interest income on the second mortgage.

       You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

                        Sincerely,

                        /s/ Kevin Woody

                        Kevin Woody
                        Accounting Branch Chief